UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SAHARA MEDIA HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $.003 per share
(Title of Class of Securities)

787092 105
(CUSIP Number)

Philmore Anderson III 208 Common Street Watertown, MA 02742 617-926-0466
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	787092 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philmore Anderson III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
452,000 shares
	8	SHARED VOTING POWER
1,425,000 shares
	9	SOLE DISPOSITIVE POWER
452,000 shares
	10	SHARED DISPOSITIVE POWER
1,425,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,877,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.09% (Based on shares of Common Stock issued and outstanding as of November 5, 2008)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.003 per share (the "Common Stock"), of Sahara Media Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer’s principal executive offices is 81 Greene Street, 4th Floor, New York, NY 10012.

Item 2. Identity and Background

Philmore Anderson III is a natural person with a business address of 208 Common Street, Watertown, MA 02742.

Mr. Anderson is currently semi-retired and assists in the management of BPA Associates, LLC, a company owned by Mr. Anderson’s wife that consults with minority-owned and small firms who have or are interested in securing federal and state supplier contracts.

During the last five years, Mr. Anderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

During the last five years, Mr. Anderson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Anderson was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Mr. Anderson is a United States citizen.

Item 3. Source and Amount of Funds or Other Considerations

Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated September 17, 2008 by and among the Issuer, Sahara Media Acquisitions, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (the “Acquirer”), and Sahara Media, Inc., a Delaware corporation (“Sahara”), the Issuer issued Philmore Anderson III 452,000 shares of the Issuer’s Common Stock in consideration for the cancellation of 452,000 shares of common stock of Sahara, and the Issuer issued BPA Associates, LLC, 1,425,000 shares of the Issuer’s Common Stock, in consideration for the cancellation of 1,425,000 shares of common stock of Sahara. BPA Associates, LLC is owned by Mr. Anderson’s wife.

Item 4. Purpose of Transaction

The Merger Agreement was entered into to effect a change in control of the Issuer.

Since the closing of the Merger Agreement, the Issuer’s principal focus has changed from seeking business opportunities to developing an online magazine and social network.

In connection with the Merger Agreement, the Issuer’s sole director resigned, and the directors of Sahara, consisting of Philmore Anderson IV, Philmore Anderson III, and Tamera Reynolds, were elected the directors of the Issuer.

Except as described above, Philmore Anderson III does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer

Philmore Anderson III beneficially owns 1,877,000 shares of Common Stock of the Issuer (including 1,425,000 shares owned by BPA Associates, LLC, a company owned by Mr. Anderson’s wife), which in aggregate represents 6.09% of the Issuer’s Common Stock, based on 30,812,042 shares of Common Stock issued and outstanding as of November 5, 2008.  Philmore Anderson III has the sole power to vote or direct the vote, and to dispose or direct the disposition of the 452,000 shares owned directly by him, and has shared power to vote or direct the vote, and to dispose or direct the disposition of the 1,425,000 shares owned by BPA Associates, LLC.

Except as set out above, Mr. Anderson has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1
Agreement and Plan of Merger dated September 17, 2008 by and among the Issuer, the Acquirer, and Sahara (incorporated by reference to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 24, 2008)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 17, 2008

/s/ Philmore Anderson III

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